VIA EDGAR
Mr. Peter McPhun
Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

April 24, 2024

Re:	COPT Defense Properties
Form 10-K for the fiscal year ended December 31, 2023
Filed February 22, 2024
File No. 001-14023

Dear Mr. McPhun:

COPT Defense Properties (“CDP”) is writing in response to the letter dated April 10, 2024 received from the Staff of the Securities and Exchange Commission (the “Commission”) regarding CDP’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”). Our response to the Staff’s comment appearing in the letter is set forth below. For reference, the Staff’s comment, set forth in bold font, precedes the Company’s response.

Form 10-K filed February 22, 2024
Notes to consolidated financial statements
8. Debt, net
Unsecured senior notes, page F-30

1.We note you issued $345.0 million Exchangeable Senior Notes at 5.25% due in September 2028 (the “Notes”). Please tell us your accounting policy for the Notes and provide us your analysis that supports your chosen accounting treatment. Your response should highlight the significant terms of the Notes, your consideration of the guidance in ASC 815-15 and 40, and any other citations to authoritative GAAP literature that provide support.

Response:

We account for exchangeable senior notes in accordance with ASC 470-20, Debt - Debt with Conversion and Other Options (after the adoption of Accounting Standards Update (“ASU”)

2020-06) and evaluate embedded features for possible bifurcation and recognition as derivatives in accordance with ASC 815, Derivatives and Hedging.

Significant Terms of Notes

In 2023, our operating partnership, COPT Defense Properties, L.P. (“CDPLP”), of which CDP is the sole general partner, issued $345 million of 5.25% Exchangeable Senior Notes due September 2028 (the “Notes”). The Notes will be exchangeable at an initial exchange rate of 33.3739 of CDP common shares per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $29.96 per common share and an initial exchange premium of approximately 22.5% based on the closing price of $24.46 per common share on September 7, 2023). The exchange rate is subject to adjustment upon the occurrence of certain events, including: the issuance of certain stock dividends on common shares; the issuance of certain rights or warrants; subdivisions; combinations; distributions of share capital, indebtedness, or assets; extraordinary cash dividends; regular quarterly cash dividends in an amount per share that is greater than $0.285; and certain issuer tender or exchange offers, but will not be adjusted for any accrued and unpaid interest. The Notes can only be exchangeable for cash up to the aggregate principal amount of the Notes to be exchanged and, in respect of the remainder of the exchange obligation, if any, in excess thereof, cash, common shares or a combination thereof, at our election, all as more particularly described in the Indenture dated September 12, 2023 (the “Indenture”).

Prior to the close of business on the business day immediately preceding June 15, 2028, the Notes are exchangeable at the option of the noteholders if the last reported sale price of the common shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the exchange price. Holders may also exchange their Notes upon the occurrence of specified corporate events, such as a Fundamental Change (as defined under the terms of the Indenture). On or after June 15, 2028, the Notes will be exchangeable at the option of the holders at any time prior to the close of business on the business day immediately preceding the maturity date.

If a Fundamental Change occurs prior to the maturity date of the Notes and holders elect to exchange their Notes, we will, under certain circumstances, increase the exchange rate for the Notes based on reference to a table with axes of common share price and effective date. That table was designed such that the aggregate fair value of the shares deliverable (or cash at our option) would be expected to approximate the fair value of the convertible debt instrument at the settlement date, assuming no change in relevant pricing inputs (other than common share price and time) since the instrument’s inception.

We may redeem all or any portion of the Notes at our option, during a specified period, if the last reported sale price of our common shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. We may also redeem the Notes at any time if our Board of Trustees determines such redemption is necessary to preserve our status as a REIT for U.S. federal income tax purposes. The redemption price will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Accounting Analysis

Our analysis considered features embedded in the Notes, such as the exchange and redemption features. ASC 815-15 requires that embedded features be evaluated as potential derivatives that should be bifurcated from their host non-derivative contracts and accounted for as free-standing derivative financial instruments if both of the following criteria are met: (Criterion #1) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; and (Criterion #2) the feature meets the definition of a derivative that is not eligible for an exception from derivative accounting.

Exchange Feature:

We evaluated the exchange feature as described below.

Criterion #1 for bifurcation was met: The economic characteristics and risks of an embedded conversion option in a debt instrument should not be considered clearly and closely related to the economic characteristics and risks of a debt host contract, as stated in ASC 815-15-25-51.

Criterion # 2 for bifurcation was not met: While we concluded that the exchange feature met the definition of a derivative under ASC 815, we concluded that the feature was eligible for an exception to derivative accounting. Specifically, ASC 815-10-15-74(a) states that contracts issued by a reporting entity that are both: (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position are not considered derivative instruments in the scope of ASC 815. Although not specifically addressed, we believe that the guidance in ASC 815 also applies to convertible debt issued by a subsidiary that is convertible into the stock of the parent in the consolidated financial statements of the parent. Therefore, we determined that the exchange feature of the Notes is both indexed to CDP’s stock and would be classified in stockholders’ equity if viewed as a freestanding contract, as discussed below:

Indexed to its own stock
To determine whether a conversion feature is indexed to the issuer’s own stock, it should be analyzed pursuant to ASC 815-40-15-5 through 15-8. The guidance requires a two-step evaluation of an instrument or feature. In the first step, any contingent exercise provisions are evaluated, and in the second step, an analysis of features that could change the instrument’s settlement amount is conducted.

Step 1: ASC 815-40-15-7A states that an exercise contingency shall not preclude an embedded feature from being considered indexed to an entity’s own stock, provided that it is not based on an observable market or index, other than those directly related to the issuer. The exercise contingency based on common share price, described in the background section above, is based on CDP’s own common shares and the specified corporate events contingency is not based on an observable market or index.

Therefore, Step 1 does not preclude the Notes from being considered indexed to the Company’s own stock.

Step 2: Per ASC 815-40-15-7C, an embedded feature shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following: a) the fair value of a fixed number of the entity’s equity shares; and b) a fixed monetary amount or fixed amount of a debt instrument issued by the entity.

The number of make-whole shares (or cash at the Company’s option) is determined based on a table with axes of stock price and time, which would both be inputs in a fair value measurement of a fixed-for-fixed option on equity shares. ASC 815-40-55-46 indicates that if the fair value of the shares into which the debt is convertible plus the make-whole shares would be expected to approximate the fair value of the convertible debt instrument at the settlement date (assuming no change in the pricing inputs — other than stock price and time — since the instrument’s inception), the time value make-whole feature would not violate the fixed-for-fixed concept in the guidance.

In addition, the exchange rate adjustment feature is intended to eliminate the dilution to the holders that would otherwise result from the occurrence of specified dilutive events discussed above. As a result, the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares.

Therefore, Step 2 does not preclude the Notes from being considered indexed to the Company’s own stock.

Classified in stockholders’ equity
To determine whether an embedded conversion feature would be classified in stockholders’ equity if considered freestanding, ASC 815-40-25-1 through 25-43 should be considered. The equity classification guidance generally indicates that an embedded conversion option on a company’s own stock, if freestanding, would be considered to be classified in equity under either of the following types of settlement:

•Required physical settlement or net share settlement; or
•Issuer has a choice of net cash settlement or settlement in its own shares (physical settlement or net share settlement), regardless of the intent of the issuer.

The Notes will be exchangeable for cash up to the aggregate principal amount, with any remainder exchange obligation settled with cash, common shares or a combination thereof, at our option. Therefore, the exchange feature would be classified as stockholder’s equity.

As a result, the exchange feature would be considered indexed to the Company’s own stock and would not require bifurcation as a derivative.

Redemption Feature:

As discussed above, we may redeem the Notes at our option, at specified times. Our analysis of this feature concluded that it did not meet Criterion #1 for bifurcation. ASC 815-15-25-26 states that a redemption feature would be clearly and closely related to the debt contract unless the instrument could be settled in such a way that the investor would not recover substantially all of its initial investment or there is a possible scenario under which the feature would double the investor’s rate of return. Neither of these apply as the Notes are redeemed at par, plus accrued and unpaid interest. As such, the embedded feature should not be bifurcated pursuant to ASC 815.

As a result of the analysis above, we determined that none of the features of the Notes met both of the requisite criteria for bifurcation and recognition as a derivative in accordance with ASC 815. Therefore, we recognized the entire balance of the Notes as debt, with no features requiring bifurcation.

If you have any questions or wish to discuss any of the above matters in greater detail, please contact Matthew T. Myers, Senior Vice President, Chief Accounting Officer and Controller, at (443) 285-5572 or you may reach the undersigned at (443) 285-5502.

Sincerely,

/s/ Anthony Mifsud
Anthony Mifsud
Executive Vice President and Chief Financial Officer

cc:	Christopher A. Mill, Audit Partner, PricewaterhouseCoopers LLP
Justin W. Chairman, Partner, Morgan, Lewis & Bockius LLP
Matthew T. Myers, Senior Vice President, Chief Accounting Officer and Controller